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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

 X Form 10-K     Form 20-F     Form 11-K      Form 10-Q    Form N-SAR
---           ---           ---            ---          ---

           FOR PERIOD ENDED:   December 31, 2001
                             ----------------------

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

           For the Transition Period Ended: _______________________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

LIGHTHOUSE FAST FERRY, INC.
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Full Name of Registrant

LIGHTHOUSE LANDINGS, INC.
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Former Name if Applicable

195 Fairfield Avenue, Suite 3C
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Address of Principal Executive Office (Street and Number)

West Caldwell, New Jersey 07006
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

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     The Board of Directors has not yet been able to complete a review of the final report. In addition, the registrant changed auditors during the fiscal year and the previous auditors have not yet been able to complete a review of the final report.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Theresa M. Mehringer, Esq.      (303)           291-2300
      --------------------------     ------      -----------------
              (Name)               (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's cost of operations increased approximately $1,382,367 in 2001, primarily attributable to an increase in costs related to the development of new ferry sites and additional ferry charter and rent expense related to the new ferry sites established in 2001.

     Interest and amortization of financing costs increased by $6,018,239. This increase is a result of the issuance of new convertible promissory notes and is also a result of shares of the registrant's common stock being issued in consideration for note extensions, both for convertible promissory notes and other debt. Fair market value of the shares issued in consideration for the extensions is charged to operations as a financing cost.

     The registrant's net loss for the period increased by $6,743,807 from the fiscal year ended December 31, 2000. This increase in net loss is attributed to the increases in the registrant's cost of operations and increase in interest and amortization of financing costs, as discussed above.

                                        LIGHTHOUSE FAST FERRY, INC.
                                        ---------------------------
                               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2002                  By: /s/ Anthony Colasanti
                                        --------------------------------
                                        Anthony Colasanti, Vice
                                        President and Secretary


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).